WU Case No. CL0286-03

The Company has requested confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

EXCLUSIVE LICENSE AGREEMENT

Between

WASHINGTON UNIVERSITY

Licensor

And

MIGENIX Corp.

Licensee

Introduction: This Agreement is made and entered into this 21st day of March, 2005 by and between The Washington University, a corporation established by special act of the Missouri General Assembly approved February 22, 1853 and acts amendatory thereto, having its principal office at One Brookings Drive, St. Louis, Missouri 63130, through its School of Medicine (hereinafter “WU”) and MIGENIX Corp., a Delaware corporation, having its principal office at 12780 High bluff Drive, Suite 210, San Diego, CA 92130 (hereinafter “MitoKor”). WU and MitoKor may be referred to individually as a “Party” or collectively as the “Parties”.

1. Background. WU is the owner of certain Patent Rights and Technical Information (collectively, Intellectual Property, all as hereinafter defined) developed, in part, in the laboratory of Dr. Douglas F. Covey, Department of Pharmacology, relating to cytoprotective polycyclic compounds and modified hydroxy-substituted aromatic structures having cytoprotective activity and WU has the right to grant licenses thereto. WU wishes to allow the Intellectual Property to be used to further scientific research and for new product development and other applications in the public interest and is willing to grant a license for such uses. MitoKor represents to WU that it has the necessary capabilities to commercialize products based on such Intellectual Property. MitoKor desires to obtain a license to use these properties and information for its own commercial research and development endeavors upon the terms and conditions set forth in this Agreement. In consideration of these premises and the mutual promises contained herein, the Parties further agree as follows.

2. Definitions. For the purposes of this Agreement, the following words and phrases will have the meanings assigned to them below.

2.1 Agreement: This exclusive license agreement.

2.2 Calendar Half: Each six-month period, or portion thereof, beginning on January 1 or July 1.

2.3 Combination Products: Any product that is comprised in part of a Licensed Product and in part of one or more other active components which are not themselves Licensed Products (the “Other Active Components”). Other Active Components do not include surfactants, diluents and carriers.

2.4 Development Plan: MitoKor’s documentary plan for the research, and/or development, manufacture, promotion, importation, sale and/or marketing of Licensed Products.

2.5 Effective Date: The day, month and year written in the introduction.

2.6 Field: All uses, including all diagnostic, therapeutic, and prophylactic uses.

2.7 First Commercial Sale: The date of first transfer by MitoKor and/or its Sublicensees to an unrelated third party of a Licensed Product for compensation (including equivalent cash value for transfer of a Licensed Product to an unrelated third party for compensation). The transfer of Licensed Products by MitoKor or its Sublicensees to another strictly for their own laboratory research and development purposes, and/or clinical testing, including a transfer in connection with providing Licensed Products to patients under “treatment INDs,” “named patient sales,” “compassionate use sales,” or their equivalents, does not constitute a First Commercial Sale for the purposes of this Agreement, provided that MitoKor or its Sublicensees receive no payment for such Licensed Product in excess of the fully burdened (i.e., direct and indirect) costs of producing and transporting such materials.

2.8 Intellectual Property: Patent Rights patents and patent applications, trademarks, service marks, copyrights, trade secrets, and Technical Information.

2.9 Licensed Product: Any product that is made, made for, used, sold, offered for sale, or imported by MitoKor and/or any Sublicensees which: (a) in the absence of this License Agreement would infringe at least one Valid Claim, or (b) uses a process that in the absence of this License Agreement would infringe at least one Valid Claim. Licensed Product includes any product made, and method or process used, in whole or in part using Technical Information.

2.10 MitoKor. MIGENIX Corp. and its affiliates. Affiliate means any person or entity which, directly or indirectly, owns or controls MitoKor, or which is controlled by or is under common control with MitoKor. For purposes of this definition, control means a person or entity's direct or indirect ownership of more than 50% of the outstanding voting securities of a corporation, the direct or indirect ownership by a person or entity of more than 50% of the outstanding voting shares of another entity, the right to receive more than 50% of the earnings of a person, corporation or other entity, or the right to control the business decisions of a person, corporation or other entity. As of the Effective Date, MIGENIX, Inc. is an Affiliate of MIGENIX Corp.

2.11 Net Sales: For purposes of computing royalties, gross amounts received by MitoKor for Sales of Licensed Products less qualifying costs, taxes and discounts, as set forth below, which are actually invoiced and borne by MitoKor. Deductions for calculating Net Sales are limited to the following:

2.11.1 Trade, quantity, cash discounts, credits, or allowances.

2.11.2 Credits, allowances or refunds, not exceeding the original invoice amount, for claims, damaged goods, rejections or returns.

2.11.3 Prepaid outbound transportation expenses and freight insurance premiums.

2.11.4 Customs duties, excise, sale, use, value added or other taxes levied by a governmental agency, other than income taxes.

2.11.5 Distribution fees and sales commissions paid to third parties.

Such amounts shall be determined from the books and records of MitoKor, maintained in accordance with generally accepted accounting principles, consistently applied.

Net Sales shall not include any consideration received by MitoKor with respect to the sale, use, transfer or other disposition of a Licensed Product in a country as part of a clinical trial prior to the receipt of regulatory approval required to commence full commercial sales of such Licensed Product in such country, except sales under “treatment INDs,” “named patient sales,” “compassionate use sales,” or their equivalents pursuant to which MitoKor is entitled, under applicable laws, regulations, and regulatory policies, to recover costs incurred in providing such Licensed Products to patients, but then only to the extent MitoKor receives consideration in excess of such costs.

2.12 Patent Rights: WU’s interest in the patent applications listed in Exhibit A, attached hereto and incorporated by reference herein, and all foreign counterparts, continuations, continuations-in-part, divisions, which include at least one claim that traces its earliest priority filing date by unbroken lineage to a patent or patent application listed in Exhibit A, and all patents, including extensions, reexaminations, and reissue patents, that issue from any domestic or foreign application within Patent Rights.

2.13 Sale: Any transaction in which a Licensed Product is exchanged for value. A sale of a Licensed Product will be deemed to have been made at the time MitoKor invoices, ships, or receives value for, whichever occurs first, a Licensed Product. The transfer of Licensed Products by MitoKor or its Sublicensees to another strictly for their own laboratory research and development purposes, and/or clinical testing, including a transfer in connection with providing Licensed Products to patients under “treatment INDs,” “named patient sales,” “compassionate use sales,” or their equivalents, does not constitute a Sale for the purposes of this Agreement, to the extent that MitoKor or its Sublicensees receives no payment for such Licensed Product in excess of the fully burdened (i.e., direct and indirect) costs of producing and transporting such materials. In the event any such excess payment is received by MitoKor or its Sublicensees for transfer of Licensed Product, that excess amount shall be a Sale.

2.14 Sublicensee: A person or entity to which MitoKor has granted a sublicense under the license rights granted to MitoKor in Article 3 of this Agreement. The term Sublicensee includes the sublicensing party and its affiliates, as affiliates are defined in Article 2.2.

2.15 Sublicensing Revenue: All value, other than Sublicensing Royalties received by MitoKor from its Sublicensees under a sublicense agreement specific to this Agreement for the importation, manufacture, sale, offer for sale, or use of Licensed Products anywhere in the world during the Term of this Agreement. This will include, by way of non-limiting examples: all fees, milestones, and cash equivalent for securities, equipment and other property or rights received by MitoKor as sublicensing value from any Sublicensee, but will not include payments specifically committed to the development of Licensed Products; provided however, that if a Sublicensee shall purchase MitoKor common stock as an integrated part of a sublicense agreement, the net present value of said common stock shall be adjusted to consider the dilutive effect that such an investment would have on MitoKor shareholders.

2.16 Sublicensing Royalties: Royalties on sales by Sublicensees received by MitoKor under sublicense agreements of the license rights granted to MitoKor under this Agreement.

2.17 Technical Information: All ideas, data, know-how, trade secrets, research information, methods, procedures or processes, owned by WU, resulting from research performed by or under the direction of Dr. Douglas F. Covey, and not in the public domain or within the Patent Rights, which contribute to the practice of the inventions in the Patent Rights and the commercialization of Licensed Products.

2.18 Term: Commences on the Effective Date and continues until the expiration of the last of the patents included in the Patent Rights to expire, unless earlier terminated in accordance with this Agreement. A patent will be understood to expire at midnight on the day of its expiration.

2.19 Territory: Anywhere in the world except for countries to which export of technology or goods is prohibited by applicable U.S. export control laws or regulations.

2.20 Valid Claim: A claim (a) of a pending Patent Rights patent application, which claim has not been pending for longer than seven years, or (b) of an issued and unexpired Patent Rights patent which has not been held invalid or unenforceable by a court or other governmental agency of competent jurisdiction in a decision or order that is not subject to an appeal.

3. License Grant. Subject to the terms and conditions set forth in this Agreement, WU hereby grants to MitoKor and MitoKor hereby accepts, the following license during the Term in the Territory:

3.1 An exclusive, fee- and royalty-bearing license, including the right to grant sublicenses, under the Patent Rights, to make, have made, sell, offer for sale, use, and import Licensed Products in the Field.

3.2 A nonexclusive license, including the right to grant sublicenses, to Technical Information, to make, have made, sell, offer for sale, use and import Licensed Products in the Field. This non-exclusive license includes the right to bring actions in MitoKor’s name against third parties for unfair trade practices concerning Technical Information (alone or in conjunction with actions to enforce the Patent Rights) or to defend in MitoKor’s name against unfair trade practice claims by third parties premised on MitoKor’s use of Technical Information in Licensed Products (alone or in conjunction with subject matter described and claimed in the Patent Rights) subject to the terms and conditions set forth below in this Agreement.

3.3 The right to grant sublicenses granted to MitoKor under this Agreement is subject to the following conditions:

3.3.1 In each sublicense, the sublicense agreement shall conform to the terms and conditions of this Agreement with respect to WU’s rights and obligations. Any variances in sublicense agreements from these Articles that affects WU’s rights and obligations will require WU’s approval.

3.3.2 Within thirty days of the effective date of any sublicense, MitoKor must send to WU a complete copy of the sublicense. Copies of sublicenses will be subject to the confidentiality of this Agreement, or, if required by Sublicensees, a separate confidential disclosure agreement between the Sublicensee and WU. MitoKor may redact confidential information from sublicenses but all copies of sublicenses must include visible financial terms. If the original sublicense is written in a language other than English, then MitoKor must also send to WU within the allotted time a translation of the sublicense written in English.

3.3.3 If MitoKor enters bankruptcy or receivership, voluntarily or involuntarily, Sublicensing Revenue then or thereafter due to MitoKor will, upon notice from WU to any Sublicensee, become owed directly to WU for the account of MitoKor. WU will remit to MitoKor any amounts received which exceed the sum actually owed by MitoKor to WU.

3.3.4 Any sublicense granted by MitoKor under this Agreement will remain in effect in the event that this Agreement is terminated prior to expiration. Any Sublicensee will automatically become a direct licensee of WU under the rights originally sublicensed to it by MitoKor provided the Sublicensee did not cause the termination of this Agreement and the Sublicensee agrees to comply with all the terms of this Agreement and to fulfill all the responsibilities of MitoKor hereunder.

3.3.5 MitoKor will be primarily liable to WU for all of MitoKor’s obligations contained in this Agreement. Any act or omission by a Sublicensee that would be a breach of this Agreement if imputed to MitoKor and for which MitoKor has reasonable control over Sublicensees to prevent or cure will be deemed to be a breach by MitoKor of this Agreement.

3.4 The license "to have made" granted in Sections 3.1 and 3.2 means that MitoKor or a Sublicensee may contract with a third party or parties to manufacture Licensed Products for sale or offer for sale by MitoKor a Sublicensee within the scope of its (or their) sales operations. MitoKor or a Sublicensee will require any contractors to assume confidentiality obligations consonant with Article 7 of this Agreement.

3.5 WU may use and practice the inventions and subject matter described and claimed in the Patent Rights for its own research and non-commercial collaborations with other universities and non-profit research institutes, and may permit other universities and non-profit research institutes to do the same as required for such research collaborations provided (a) appropriate material transfer and confidentiality agreements are executed by authorized representatives of WU and the collaborating organization prior to any transfer or permission, wherein any such material transfer agreement shall contain, at least, restrictions prohibiting the transfer of material by the recipient to another and prohibiting use of the material by recipient for any commercial or for-profit purpose. Upon request by MitoKor, but no more than once annually, WU will provide MitoKor with copies of said material transfer and confidentiality agreements.

3.6 WU may use, and grant nonexclusive licenses to other universities and non-profit research institutes to use subject matter embodied or contained in Technical Information for non-commercial research. An appropriate license agreement, executed by authorized representatives of WU and the licensee organization, shall be required prior to any grant of permission, wherein any such license agreement shall contain, at least, (i) confidentiality provisions and (ii) a nonexclusive license grant permitting use of Technical Information by licensee only for strictly research and/or non-profit purposes, and express prohibitions against (a) granting a sublicense to another and (b) making, using, selling, offering to sell, or importing Technical Information for any commercial or for-profit purpose. Upon request by MitoKor but no more than once a year, WU will provide to MitoKor copies of such license agreements.

3.7 MitoKor and Sublicensees have no ownership rights of any kind in the Intellectual Property licensed under this Agreement. All ownership rights remain the property of WU. WU will retain all original versions of Technical Information licensed and will retain control over the same at all times. The delivery of Technical Information and grant of license rights thereto under this Agreement do not constitute a sale of the same.

3.8 In accordance with Public Laws 96-517, 97-256 and 98-620, codified at 35 U.S.C. §§ 200-212, the United States government retains certain rights to inventions arising from federally supported research or development. Under these laws and implementing regulations, the government may impose requirements on such inventions. If applicable, Licensed Products embodying inventions subject to these laws and regulations sold in the United States must be substantially manufactured in the United States. The license rights granted in this Agreement are expressly made subject to these laws and regulations as they may be amended from time to time.

4. Diligence. MitoKor agrees to use commercially reasonable efforts, consistent with prudent business judgment, to itself, or through a Sublicensee, develop, manufacture, promote and sell at least one Licensed Product as soon as practical in accordance with the Development Plan.

4.1 Within ninety days of the Effective Date of this Agreement, MitoKor will provide to WU a Development Plan, under appropriate conditions of confidentiality, describing either MitoKor’s or its Sublicensees’ plans for commercializing Licensed Product(s). Each Development Plan will contain the following minimum information:

4.1.1 Tasks to be performed by MitoKor, its contractors and/or Sublicensees to develop Licensed Product(s) to the point of commercialization, including estimated time schedules for specific tasks such as preclinical development, clinical trials, product development, market surveys and testing, as applicable.

4.1.2 Tasks to be performed to achieve regulatory approval or other certification of each Licensed Product including estimated time schedules.

4.2 MitoKor will update the Development Plan and report progress against the Development Plan at annual intervals until the First Commercial Sale. The updates and reports will summarize in reasonable detail the progress achieved and any problems encountered in the development, prototyping, evaluation, testing, manufacture, sale, and/or marketing of each Licensed Product that may delay product development or substantively affect the Development Plan.

4.3 Prior to the First Commercial Sale of each Licensed Product, MitoKor will be considered to be diligent regarding the development of such respective Licensed Product as long as MitoKor provides the required Development Plan and updates and reports progress against the Development Plan and as long as MitoKor:

4.3.1 Continues to provide financial and other resources required to maintain progress in accomplishing the Development Plan as it relates to each Licensed Product.

4.3.2 Conducts and/or enables others to conduct all activities required to maintain scheduled progress for accomplishing the Development Plan as it relates to each Licensed Product.

4.4 Should WU conclude in its reasonable judgment that MitoKor is not diligent in development of a Licensed Product based on the standards set forth in Sections 4, 4.1 and 4.3 above as applicable, for reasons other than:

4.4.1 Withholding of regulatory approval by a government agency notwithstanding diligent efforts to obtain such approval by Mitokor or its Sublicensees;

4.4.2 Encountering unanticipated technical or scientific problems which have been reported in updates to the Development Plan to WU; or

4.4.3 Other causes beyond the reasonable control of MitoKor notwithstanding its diligent efforts to overcome them, and which have been promptly reported in Development Plan updates provided to WU;

then WU, may notify MitoKor of its conclusions and the bases therefor and, upon request of WU, MitoKor must show cause why the license granted for such Licensed Product should not be terminated with respect to that Licensed Product. If within ninety (90) days after WU's service of notice on MitoKor the Parties have not resolved the notice to show cause through good faith negotiations and, if necessary, dispute resolution according to Articles 17.1.1 to 17.1.3, then WU may terminate with immediate effectiveness the license granted for that particular Licensed Product. Any dispute resolution between the parties must be completed within the ninety (90) day period.

5. Fees, Payments and Royalties.

5.1 Within fifteen days of the Effective Date of this Agreement, MitoKor will pay to WU a license origination fee of [****].

5.2 MitoKor will pay to WU non-refundable, non-creditable license maintenance payments of [****] per Calendar Half beginning on January 1 of the calendar year in which the first anniversary of the Effective Date falls, i.e., beginning in July, 2006. . License maintenance payments must be made no later than January 31 or July 31 of each respective Calendar Half and will cease in the Calendar Half following the Calendar Half in which the First Commercial Sale of a Licensed Product occurs anywhere in the world.

5.3 MitoKor will pay to WU a non-refundable minimum royalty for each Licensed Product sold by MitoKor or its Sublicensees. The first calendar period for which the minimum royalty will be paid will begin on the first day of the Calendar Half following the Calendar Half in which the First Commercial Sale in the U.S. of that Licensed Product occurs. Payments under this Section 5.3 will be due in the following amounts for the corresponding calendar periods:

5.3.1 Calendar Half Minimum Royalty

First and Second [****]
Third and Fourth [****]
Fifth and Sixth [****]
Seventh and [****]
Subsequent
Calendar Halves

5.3.2 Minimum royalties will be paid on January 31 and July 31 of each respective Calendar Half.

5.3.3 It is understood that MitoKor shall pay the minimum royalty that may be due for each Licensed Product and, if any earned royalty amount set forth in Sections 5.3 and 5.4 is due beyond the minimum royalty amount, then MitoKor shall pay that additional amount.

5.4 MitoKor will pay an earned royalty of [****] of the Net Sales of Licensed Product(s) made, made for, used, imported or sold by MitoKor; or

5.4.1 [****] of all Sublicensing Royalties; and

5.4.2 [****] of Sublicensing Revenue.

5.4.3 At no time shall MitoKor be required to pay both earned royalties in Article 5.4 and Sublicensing Royalties in Article 5.4.1 for the same Licensed Product sold in the same country.

5.4.4 Earned royalties, Sublicensing Royalties, and Sublicensing Revenues fees will be accumulated and reported on a Calendar Half basis. MitoKor will pay the foregoing royalties and fees to WU on a Calendar Half basis on the January 31 or July 31 immediately following the end of that Calendar Half.

5.5 MitoKor will pay to WU the following one time milestone payments for the first occurrence of each of:

5.5.1 [****].

5.5.2 [****].

5.5.3 [****].

5.5.4 [****].

5.5.5 [****].

5.5.6 Milestone payments will be due on the January 31 or July 31 immediately following the Calendar Half in which the milestone event set forth in Section 5.5.5 occurred. For the sake of clarity, it is understood that the one-time milestone payments shall be due only for the first Licensed Product to achieve the milestone regardless of the number of Licensed Products arising under this Agreement.

[****] This text has been redacted pursuant to a confidential treatment request made pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

5.6 Licensed Products may be made, used, imported, offered for sale or sold in combination with or as part of other products. To calculate the value of Net Sales of Combination Products, the gross sales of such Licensed Products will be multiplied by the fraction A/(A + B) where A is the fair market value of the Licensed Product when sold separately, and B is the fair market value of the Other Component when sold separately. Allowed deductions may then be subtracted from the proportion of gross sales attributable to the Licensed Product to compute Net Sales.

5.7 If MitoKor has to pay a third party for the use of the third party’s patent or intellectual property rights in making, having, made, using, selling, offering to sell, having sold, or importing, Licensed Products, and the total royalties paid by MitoKor to a third party and WU exceeds [****] of Net Sales, MitoKor shall pay a reduced royalty of [****] to WU.

5.8 No multiple royalty will be required to be paid because a Licensed Product or its manufacture, use, sale, offer for sale, or importation is covered by more than one Valid Claim or patent or patent application within the Patent Rights.

5.9 Should MitoKor enter into a license agreement with a third party to avoid or settle a claim of infringement or unfair trade practice due to MitoKor’s use of Intellectual Property in commercializing any Licensed Product, MitoKor may offset 50% of any royalty payments made in accordance with such third party licenses against the royalties owed to WU under Section 5.1, provided, however, that in no event will the royalty and fee payments due to WU under those sections be reduced by more than 50% for any Calendar Half. Unused credits may be carried over by MitoKor from one Calendar Half to the next until exhausted.

6. Place and Method of Payment; Reports and Records; Audit; Interest.

6.1 All dollar ($) amounts referred to in this Agreement are expressed in United States dollars. All payments to WU under this Agreement must be made in United States dollars by check or electronic transfer payable to "Washington University". Any revenues for Licensed Products received by MitoKor in currency other than United States dollars will be converted to United States dollars at the conversion rate for the foreign currency as published in the Eastern edition of The Wall Street Journal as of the last business day in the United States of the applicable Calendar Half.

6.2 Checks will be dispatched to WU's correspondence address given in Section 16 below. Electronic transfers will be made to a bank account designated by WU.

6.3 MitoKor must deliver to WU within forty-five days of the end of each Calendar Half in which earned royalties and/or sublicense fees are owed and payable a written report setting forth the calculation of the payments made to WU for that Calendar Half, including at least the following:

6.3.1 The number of Licensed Products and sales volume by country.

6.3.2 Gross receipts for sales of Licensed Products including total amounts invoiced, billed or received.

6.3.3 Allowed deductions as defined in Section 2.11, giving totals by each type.

6.3.4 Net Sales of Licensed Products by country.

6.3.5 Royalties, fees and payments due to WU giving totals for each category.

6.4 MitoKor must maintain, and require its Sublicensees to maintain, complete and accurate books of account and records which would enable an independent auditor to verify the amounts paid to WU under this Agreement. MitoKor must also require its Sublicensees to file reports to MitoKor to enable MitoKor to comply with reporting obligations in this Agreement. The books and records must be maintained for three years following the Calendar Half after submission of the reports required by this Article. Upon reasonable notice by WU, MitoKor must give WU (or auditors or inspectors appointed by and representing WU) access to all books and records relating to its obligations under Article 5 to conduct an audit or review of those books and records. This access must be available during each calendar year, for a reasonable time, during regular business hours, during the Term of the Agreement and for the three calendar years following the year in which termination or expiration occurs. If WU determines that MitoKor has underpaid royalties by 5% or more for any Calendar Half, then MitoKor must pay WU the costs and expenses of its accountants and auditors in connection with the review and audit.

[****] This text has been redacted pursuant to a confidential treatment request made pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

6.5 Any amounts that or are not paid by MitoKor to WU when due will accrue interest from the due date until payment is made at an annual rate equal to two percent above prime or the maximum allowed by law, if less.

7. Confidentiality.

7.1 All information designated by WU or MitoKor as confidential at the time it is delivered by the disclosing party to the receiving party, and the terms of this Agreement, are Confidential Information.

7.2 The receiving party will maintain in secrecy and not disclose to any third party any of disclosing party’s Confidential Information. The receiving party will ensure that its employees, which in the case of WU means only its administrative personnel and does not include its faculty or research staff, have access to the disclosing party’s Confidential Information only on a need-to-know basis and/or are obligated by written agreement to keep the disclosing party’s confidentiality obligations under this Agreement.

7.3 As a practical matter, WU is not able to make commitments of confidentiality on behalf of its faculty or research staff or control Confidential Information disclosed to them. MitoKor shall enter into personal commitments of confidentiality with WU faculty or research staff in advance of their receiving MitoKor Confidential Information if MitoKor so desires.

7.4 The obligations of confidentiality specified in this Article will not extend to Confidential Information which:

7.4.1 Becomes part of the public domain through no fault of receiving party.

7.4.2 Was known to the receiving party before disclosure to it by the disclosing party as established by clear and convincing documentary evidence;

7.4.3 Comprises identical subject matter to that which had been originally and independently developed by the receiving party personnel without knowledge or use of any disclosing party’s Confidential Information; or

7.4.4 Was disclosed to the receiving party by a third party having a right to make the disclosure.

7.5 Notwithstanding the other terms of this Article 7, the receiving party may, to the extent necessary, use Confidential Information to secure governmental approval to clinically test or market a Licensed Product, to secure patent protection for an invention within the Patent Rights, to comply with a court order or governmental rule or regulation, or to show to a potential sublicensee or contractor subject to an appropriate confidentiality agreement provided the receiving party gives the owning party prior notice of the planned disclosure and permits the owning party to take lawful steps to limit the disclosure, if possible and desirable. The receiving party will, in any such use, take all reasonably available steps to maintain confidentiality of the disclosed Confidential Information and to guard against any further disclosure.

8. Representations and Warranties.

8.1 WU represents and warrants that:

8.1.1 WU is a corporation organized, existing and in good standing under the laws of Missouri.

8.1.2 It has the authority to enter into this Agreement and that the person signing on its behalf has the authority to do so.

8.1.3 To the best of its knowledge, it is the owner (subject to any rights retained by the U.S. government by operation of law) of the Patent Rights patent application and the Technical Information licensed in this Agreement and that it has the authority to grant the licenses set forth herein.

8.1.4 To the best of its knowledge, as of the Effective Date of the Agreement, there or are no actions, suits or claims pending against WU challenging WU's ownership or control of the Intellectual Property licensed in this Agreement.

8.1.5 To the best of its knowledge, all WU inventors named in patent applications within the Patent Rights have, unless indicated otherwise to the contrary, entered into agreements with WU promising to assign to WU their right, title and interest in and to the patent application(s) describing and claiming their invention(s) or have already made such an assignment.

8.2 MitoKor represents and warrants that:

8.2.1 It is a corporation duly organized, existing, and in good standing under the laws of Delaware.

8.2.2 The execution, delivery and performance of this Agreement have been authorized by all necessary corporate action on the part of MitoKor and that the person signing the Agreement on behalf of MitoKor has the authority to do so.

8.2.3 The making or performance of this Agreement would not violate any separate agreement it has with any other person or entity.

8.2.4 It is not a party to any agreement or arrangement that would prevent it from performing its duties and fulfilling its obligations to WU under this Agreement.

8.3 Nothing in this Agreement is or will be construed as:

8.3.1 A warranty or representation by WU as to the validity or scope of its Patent Rights or Technical Information.

8.3.2 Granting by implication, estoppel or otherwise any licenses or rights under patents or other intellectual property rights of WU or other persons, other than the rights expressly granted above to Intellectual Property identified on the attached Exhibit.

8.3.3 An obligation to furnish any technology or technological information, other than that identified in the attached Exhibit and/or Technical Information.

8.3.4 A grant of rights to either Party to use the name of the other in advertising, publicity, or otherwise, except as expressly authorized herein, without the written permission of the other Party.

8.4 THE INTELLECTUAL PROPERTY IS PROVIDED "AS IS" AND WU MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED. THERE OR ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS OF ANY LICENSED PRODUCT FOR A PARTICULAR PURPOSE, OR THAT THE USE OF ANY LICENSED PRODUCT WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK OR OTHER RIGHTS, OR ANY OTHER EXPRESS OR IMPLIED WARRANTIES. OTHER THAN AS MAY BE EXPRESSLY STATED IN THIS AGREEMENT, WU WILL NOT BE LIABLE TO MITOKOR ITS SUCCESSORS, ASSIGNS, CONTRACTORS OR SUBLICENSEES OR ANY THIRD PARTY REGARDING ANY CLAIM ARISING FROM MITOKOR’S USE OF LICENSED INTELLECTUAL PROPERTY OR ANY LICENSED PRODUCT OR FROM THE MANUFACTURE, USE, IMPORTATION OR SALE OF LICENSED PRODUCTS, OR ANY CLAIM FOR LOSS OF PROFITS, LOSS OR INTERRUPTION OF BUSINESS, OR FOR INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OF ANY KIND.

9. Application, Prosecution and Maintenance of Patent Rights.

9.1 WU has the sole right to control the preparation, filing, prosecution, issue and maintenance of Patent Rights patents and applications. WU and MitoKor will jointly select qualified outside patent counsel reasonably acceptable to MitoKor and corresponding foreign associates to prepare, file, prosecute and maintain U.S. patents/applications and foreign counterparts within the Patent Rights. WU will consult with MitoKor regarding the prosecution of Patent Rights patent applications including, without limitation, by providing MitoKor a reasonable opportunity to review and comment on proposed submissions to any patent office before the papers are filed. WU will keep MitoKor reasonably informed of the status of Patent Rights patents and applications by timely giving MitoKor copies of communications relating to such Patent Rights that are received from any patent office or outside patent counsel of record or foreign associate.

9.2 During the Term of the Agreement, MitoKor will pay for all reasonable costs and expenses incurred in the preparation, filing, prosecution, issue and maintenance of patents and applications within the Patent Rights.

9.3 If MitoKor at any time informs WU in writing that it no longer wishes to continue paying for prosecution or maintenance of any Patent Rights applications or patents in any country, WU will be free upon receipt of such notice, at its option and without further obligation to MitoKor whatsoever, to assume the prosecution of the applications or maintenance of patents at its own expense. Any application or patent for which WU assumes responsibility for the expenses of preparation, filing, prosecution, issue or maintenance, pursuant to MitoKor electing to discontinue support of the patent prosecution, will be removed from the Patent Rights and the license granted to MitoKor under Sections 3.1 and 3.2 for the same will terminate immediately. Loss of a patent from the Patent Rights under this Article will not affect MitoKor’s remaining Patent Rights under this Agreement.

10. Infringement, Enforcement, and Defense.

10.1 The license granted herein includes the revocable right to bring actions in WU's name to enforce the Patent Rights against third parties or to defend the Patent Rights in WU's name against claims by third parties, subject to the terms and conditions set forth in this Agreement, and with the understanding that WU may exercise its right of revocation only if, in its reasonable judgment, MitoKor abuses its right to bring actions or defend the Patent Rights set forth in this Section 10.1.

10.2 WU and MitoKor will promptly give to the other written notice of any known or suspected infringement of the Patent Rights or unauthorized use of the Technical Information by third parties.

10.3 MitoKor and/or Sublicensees at their sole expense will have the right to abate any infringement of the Patent Rights or unauthorized use of Technical Information by third parties. MitoKor will have the right to institute and conduct actions against third parties for infringement and unfair trade practices through outside counsel of its choice who or are reasonably acceptable to WU. MitoKor will keep WU informed of all proceedings and provide copies of all pleadings and other papers related to such actions. WU will provide reasonable assistance to MitoKor in prosecuting any such actions.

10.4 MitoKor at its sole expense will defend third party claims of patent or intellectual property infringement and injury, death or product liability brought against MitoKor and/or WU if a claim is brought against WU as a result of MitoKor’s use of the Patent Rights or Technical Information under this Agreement. MitoKor will have the right to conduct the defense of such actions through outside counsel of its choice who or are reasonably acceptable to WU. WU will provide all reasonable assistance for the defense of such claims and MitoKor will keep WU informed of all proceedings and provide copies of all pleadings and other papers related to such actions.

10.5 Notwithstanding anything stated herein to contrary, MitoKor will not be permitted to settle or compromise any claim or action in a manner that may impose restrictions or obligations on WU or grant rights or concessions to Intellectual Property or Licensed Products without WU's prior written consent.

10.6 MitoKor will be entitled to offset 50% of its attorney's fees and expenses incurred in abating third party infringement or unfair trade practices or bringing or defending any action against third parties under this Article, against the royalties due under Section 5.1 and the fees due under Section 5.1, subject to the restriction of Section 5.6.

10.7 If MitoKor or its Sublicensees fail or decline to take any action under Section 10.3 within a reasonable time after receiving notice of third party infringement or unfair trade practices, then WU will have the right, but not the obligation, to take appropriate actions against such third parties. If MitoKor or its Sublicensees fail to defend a claim or action under Section 10.3 within sixty days of receiving notice of the same WU may assume the defense for the account of MitoKor and any resulting liability will be deemed conclusively to be a liability of MitoKor.

11. Indemnification. MitoKor will indemnify, defend and hold harmless WU, its trustees, faculty, staff, students and agents (“Indemnitees”) from and against any and all liability, loss, damage, action, claim or expense (including attorney's fees and costs at trial and appellate levels) in connection with any claim, suit, action, demand or judgment arising out of (a) the use of any Intellectual Property in the design, development, production, manufacture, sale or offer for sale, use, importation, lease, marketing or promotion by MitoKor or its contractors, Sublicensees or agents of any Licensed Product or (b) injury or death to person or damage to property, arising out of use by MitoKor of any Intellectual Property or (c) any third party claim that any use by Mitokor of the Intellectual Property under this Agreement violates or infringes that party's intellectual property rights.

12. Insurance.

12.1 MitoKor will at all times comply, through insurance or self-insurance, with all statutory workers' compensation and employers' liability requirements covering all employees with respect to activities undertaken in performance of this Agreement. This requirement may be met by insurance or self insurance coverage provided to MitoKor by a Sublicensee.

12.2 In addition to the foregoing, MitoKor and any Sublicensees as appropriate, will at appropriate times obtain and maintain occurrence-based Broad Form Comprehensive General Liability (BFCGL) insurance with a reputable and financially secure insurance carrier(s) having at least an excellent rating (A rating or above by A.M. Best) and an A.M. Best Class Size of at least XI. Deviations from the rating or class size must be approved in advance by WU. The BFCGL insurance will include, among all other coverages standing in such BFCGL policies, coverage for product liability and contractual liability.

12.3 The insurance will provide to MitoKor or each Sublicensee minimum annual limits in the following amounts:

12.3.1 [****] from the start of clinical trials until the First Commercial Sale, provided however, that WU may request additional insurance coverage at the start of any clinical trial if WU, MitoKor, and MitoKor’s insurance company determine that the level of insurance in this Article is inadequate to cover the risk.

12.3.2 [****] at the time of the First Commercial Sale.

12.4 All policies will apply to the activities set forth in Section 12.3 and will be purchased and kept in force from the start of clinical trials until ten (10) years after the last commercial sale of a Licensed Product or the termination of this Agreement.

[****] This text has been redacted pursuant to a confidential treatment request made pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

12.5 Upon request, MitoKor or any Sublicensee as appropriate, will provide WU with a certificate of product liability insurance with respect to 12.3.1 and 12.3.2 and will provide a complete copy of the insurance policy to WU as soon as one becomes available as well as notices of subsequent renewals. The certificates must provide that MitoKor’s carrier will notify WU in writing at least thirty days prior to cancellation or material change in coverage.

12.6 The specified minimum coverages do not constitute a limitation on MitoKor’s obligation to indemnify WU under this Agreement.

13. Termination.

13.1 MitoKor may terminate this Agreement with or without cause on ninety (90) days written notice to WU. The license rights granted hereunder terminate at the end of the ninety day period. Notwithstanding the foregoing, MitoKor may terminate this Agreement before the First Commercial Sale without any notice if MitoKor determines that the development of Licensed Products is not scientifically or commercially feasible.

13.2 WU may terminate this Agreement, in whole or in part, on sixty (60) days written notice to MitoKor upon material breach by MitoKor of the Agreement provided that, if necessary, the Parties have exhausted the dispute resolution provisions in Articles 17.1.1 to 17.1.3. Any dispute resolution must be completed within the sixty (60) day period. In the event a material breach relates only to one or a subset of Licensed Product or Patent Rights, but not to all Licensed Products or all Patent Rights, then termination by WU hereunder shall be only with respect to those Licensed Product(s) and/or Patent Rights subject to the breach. The termination becomes effective at the end of the sixty (60) day period unless MitoKor can prove to WU’s satisfaction that it has fully cured the breach within the sixty (60) days or that the sixty period is insufficient for remedial action. In the latter case, WU and MitoKor shall agree on the period for remedial action. Material breaches include the following:

13.2.1 Failure to use commercially reasonable efforts to commercialize Licensed Products under Section 4.

13.2.2 Failure to provide a Development Plan within the time allowed as required in Section 4.1 or the updates required in Section 4.2.

13.2.3 Non-compliance with Section 4.4 and Subsections.

13.2.4 Failure to pay any fee, payment or royalty required by Article 5 when due in the place and manner set forth in Article 6.

13.2.5 Failure to keep accurate and complete books and records and to cause Sublicensees to do the same, as required by Article 6. Also, failure to allow reasonable inspection and audit as required by Article 6.

13.2.6 Breach of confidentiality requirements of Article 7.

13.2.7 Failure to obtain, maintain and report levels of insurance required in Article 12.

13.3 If the Parties disagree whether there has been a material breach, the parties will use the Dispute Resolution processes of Articles 17.1.1 to 17.1.3 to resolve their disagreement.

13.4 If MitoKor enters bankruptcy or receivership, voluntarily or involuntarily, all obligations of WU, except those in Article 3.3.3, and all rights (but not obligations) of MitoKor terminate immediately without the need for either WU or MitoKor to take any action.

13.5 Upon termination of this Agreement for any reason, if requested by a Party, the other Party must return to the requesting Party all Confidential Information (as defined in Article 7) received from that Party during the Term of this Agreement, however, one copy of Confidential Information may be retained in a secure location solely for compliance purposes. In the alternative, a Party may destroy all Confidential information received during the Term from the other Party and provide the owning Party with a certificate attesting to its destruction.

13.6 On termination by either Party for any reason, the license rights granted to MitoKor under Article 3 terminate when termination of the Agreement is effective. MitoKor’s obligations to pay fees, royalties or other payments and patent expenses (Article 9) accruing prior to termination survive termination.

14. Use of Names. Neither Party may use the name of the other for any commercial, advertisement, or promotional purpose without the written consent of the other.

15. Assignment or Pledge of Agreement. Neither this Agreement nor any portion of it may be assigned, pledged, or hypothecated by either Party to anyone else without the written consent of the other Party. Notwithstanding this, MitoKor may assign the entire Agreement, without WU's consent, to an entity that succeeds to substantially all of its business or assets by way of merger, sale, acquisition or otherwise, provided that the successor agrees in writing to assume all the obligations and liabilities of MitoKor to WU. The rights granted in this Agreement may not be pledged in any way by MitoKor or any Sublicensee to secure any purchase, lease or loan.

16. Notice. Any required or permissive notice under this Agreement will be sufficient if in writing and delivered personally, by recognized national overnight courier, or by registered or certified mail, postage prepaid and return receipt requested, to the address below and will be deemed to have been given as of the date shown on the receipt if by certified or registered mail, or the day following dispatch if by overnight courier.

If to WU:

Washington University
Center of Technology Management
Campus Box 8013
660 South Euclid Avenue
St. Louis MO 63110

If to MitoKor:
President
MIGENIX Corp.
12780 High bluff Drive, Suite 210
San Diego, CA 92130

17. Dispute Resolution.

17.1 In the event of any dispute under this Agreement, and as a condition precedent to either Party filing suit, instituting a proceeding or seeking other governmental resolution (except in the matter of bankruptcy) in connection therewith, the Parties will attempt to resolve such dispute according to the following procedure:

17.1.1 The Parties will negotiate in good faith to resolve any dispute between them regarding this Agreement.

17.1.2 If such negotiations do not resolve the dispute to the satisfaction of the Parties within thirty (30) days, either Party may elect to present the dispute to the highest ranking officer of MitoKor and to WU's Vice Chancellor for Research, who shall meet and confer (in person or by telephone) within thirty days of either Party’s decision that the recourse provided by 17.1.1 above is unlikely to result in satisfaction, in an effort to resolve the dispute.

17.1.3 If within thirty (30) days of the meeting between the highest ranking officer of MitoKor and the WU’s Vice Chancellor for Research the dispute remains unresolved, either Party may initiate voluntary, non-binding mediation. If the Parties are unable to agree on a mediator, either Party may request the American Arbitration Association to appoint a suitable mediator. The Parties will share equally in the cost of mediation.

17.2 The foregoing negotiations, meeting and mediation are conditions precedent to either Party commencing any legal or equitable action, instituting a proceeding or seeking other governmental resolution of any dispute in connection with this Agreement.

17.3 Notwithstanding the foregoing, either Party may seek immediate injunctive relief if such relief is perceived by either Party to be necessary to prevent an immediate or irreparable harm.

18. General Provisions.

18.1 This Agreement will be governed and interpreted according to the laws of Missouri.

18.2 None of the terms of this Agreement may be waived except by mutual written consent of the Parties.

18.3 This instrument comprises the entire agreement and understanding of the Parties relating to the subject matter of the Agreement.

18.4 This Agreement cannot be changed, modified or amended except by a written instrument subscribed by authorized representatives of the respective Parties.

18.5 Neither Party is an agent or contractor of the other as a result of any transaction under or related to this Agreement. Neither Party may in any way pledge the other Party's credit or incur any obligation on behalf of the other Party.

18.6 Each Party is liable to the other only for actual damages for breach of this Agreement or any warranty contained herein, and not for any special, consequential, incidental, or indirect damages arising out of this Agreement, however caused, under any theory of liability.

18.7 The provisions of this Agreement or are severable in that if any provision in the Agreement is determined to be invalid or unenforceable under any controlling body of law, that will not affect the validity or enforceability of the remaining provisions of the Agreement.

18.8 If the performance of any obligation under this Agreement is prevented or impaired by acts of war, riot, acts or defaults of common carriers, or governmental laws or regulations, a Party will be excused from performance so long as such cause continues to prevent or impair that Party's performance. The Party claiming force majeure excuse must promptly notify the other Party of the existence of the cause and must at all times use diligent efforts to resume and complete performance.

18.9 WU has no responsibility for product design and development, servicing, distribution, or marketing, or any decisions made or strategies devised in areas related to Licensed Products.

18.10 Articles 5, 6, 7, 8, 11, 12 and 14 above will survive expiration or termination of this Agreement.

18.11 This Agreement will be executed in two original versions, one belonging to each Party. The originals or are valid counterparts of each other.

Witness: The parties have caused this Agreement to be executed in duplicate by their duly qualified representatives.

Washington University

“Michael Douglas”

Signature

Michael G. Douglas

Name

Associate Vice Chancellor

Title

“3/22/05”

Date

MIGENIX Corp.

“Robert Cory”

Signature

Robert Cory

Name

Vice President, Business Development

Title

“March 21, 2005”

Date

EXHIBIT A
PATENT RIGHTS PATENT APPLICATIONS
AS OF THE EFFECTIVE DATE OF THIS AGREEMENT

[****]

[****] This text has been redacted pursuant to a confidential treatment request made pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.